LETTER AGREEMENT

January 30, 2025

Dave & Buster's Entertainment, Inc.
1221 S. Belt Line Rd., Suite 500
Coppell, TX 75019

Hill Path Capital LP
150 East 58th Street, 33rd Floor
New York, New York 10155

Ladies and Gentlemen:

This letter agreement (this "Agreement") is being entered into in connection with that certain Cooperation Agreement, dated as of December 18, 2020, as amended and restated on July 11, 2022 (the "Cooperation Agreement"), by and between (i) James Chambers and Hill Path Capital LP and (ii) Dave & Buster's Entertainment, Inc. (the "Company"). Capitalized terms not defined in this Agreement shall have the meanings given to such terms in the Cooperation Agreement. Except as specifically modified and amended by this Agreement, the Cooperation Agreement shall remain in full force and effect in accordance with its terms.

The parties to this Agreement agree that:

1. Immediately upon execution of this Agreement, the Board shall appoint Scott I. Ross (together with James Chambers, the "Hill Path Designees") to serve on the Board.

2. For purposes of the Cooperation Agreement, the term "Hill Path Designee" shall be deemed to include both Hill Path Designees.

3. For purposes of this Agreement and the Cooperation Agreement, the term "Expiration Date" shall mean the date that is ten (10) days after such time as no Hill Path Designees serve as members of the Board.

4. In connection with the Company's 2025 annual meeting of stockholders (the "2025 Annual Meeting"), the Nominating and Corporate Governance Committee of the Board and the Board will nominate the Hill Path Designees for election as director nominees of the Company and the Company shall use reasonable best efforts to cause the election of the Hill Path Designees to the Board at the 2025 Annual Meeting consistent with the Company's efforts to elect the other Company nominees.

5. Notwithstanding Section 2 of the Cooperation Agreement, in connection with the 2025 Annual Meeting, Hill Path and its Affiliates shall vote all Voting Securities beneficially owned by them that they have the right to vote as of the record date for the 2025 Annual Meeting (i) in favor of the election of each of the Company's director nominees, (ii) in a manner consistent with the recommendations of the Board with respect to the approval of the Company's proposals regarding (a) the omnibus incentive plan, (b) executive compensation, and (c) the appointment of the Board's recommended independent auditor and (iii) against any third-party nominations or proposals not recommended by the Board. Hill Path agrees that until the completion of the 2025 Annual Meeting, it and its Affiliates will not, directly or indirectly, sell, assign, lease, pledge, grant, dispose of or otherwise transfer, in any manner (or enter into any agreement or

arrangement to effect any of the foregoing), any voting rights in respect of any Voting Securities beneficially or otherwise owned or controlled thereby, to any Person (other than any Affiliates of Hill Path), unless and until Hill Path and/or such Affiliate transfers beneficial ownership of such Voting Securities to such Person.

6. Notwithstanding Section 4 of the Cooperation Agreement and irrespective of the Expiration Date, (a) in connection with the 2025 Annual Meeting, Hill Path and the other Restricted Persons shall not take any of the actions set forth in Sections 4(a) and (e) of the Cooperation Agreement (subject to the provisos set forth therein and other than in their capacities as directors of the Company, as applicable) and (b) for purposes of Section 4(b) of the Cooperation Agreement, the Restricted Period shall be deemed to be the period from the date of the Cooperation Agreement until the later of (x) the Expiration Date and (y) the one-year anniversary of the date of this Agreement.

7. Section 6, Section 8 (other than clause (c) thereof) and Sections 9 through 18 (inclusive) of the Cooperation Agreement are hereby incorporated by reference as if fully set forth herein, *mutatis mutandis*.

[Signature Pages Follow]

If the terms of this Letter Agreement are in accordance with your understanding, please sign below and this Letter Agreement will constitute a binding agreement among us.

DAVE & BUSTER’S ENTERTAINMENT, INC.

By: /s/ Rodolfo Rodríguez, Jr.
Name: Rodolfo Rodríguez, Jr.
Title: Chief Legal Officer

[*Signature Page to Letter Agreement*]

Acknowledged and agreed to (including on behalf of the Affiliates of the below) as of the date first written above:

JAMES CHAMBERS

/s/ James Chambers

SCOTT I. ROSS

/s/ Scott I. Ross

HILL PATH CAPITAL LP

By: Hill Path Holdings LLC, its General Partner

/s/ Scott I. Ross
Name: Scott I. Ross
Title: Managing Partner